UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Opiant Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

 683750103

(CUSIP Number)

Kevin Pollack
c/o Sheppard Mullin Richter & Hampton LLP
Attn: Robert L. Wernli, Jr., Esq.
12275 El Camino Real, Suite 200
San Diego, CA 92130
(858) 720-8900

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683750103
1.	Names of Reporting Person. Kevin Pollack
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

 Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 952,820
8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 952,820
10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 952,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.3% (1)

14.	Type of Reporting Person (See Instructions): IN

 (1) Based on 2,535,766 shares of common stock outstanding as of December 31, 2017.

EXPLANATORY NOTE

This statement on Schedule 13D (the "Schedule 13D") is a late filing, which is being made pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of August 1, 2013, Mr. Kevin Pollack, a consultant and advisor to Opiant Pharmaceuticals, Inc. (the “Issuer”) and previously the Issuer’s Chief Financial Officer, Treasurer, Secretary and director (the “Reporting Person”), had acquired fully-vested and exercisable options to purchase an aggregate of 197,500 shares of common stock, $0.001 par value per share, of the Issuer (“Common Stock”), and, as such, was required to file a Schedule 13D in connection with such grants as a beneficial owner of greater than 5% of the Issuer’s Common Stock. The Reporting Person was also required to file amendments thereto upon subsequent material changes to his beneficial ownership of shares of Common Stock. The

Reporting Person currently holds options to purchase an aggregate of 948,000 shares of Common Stock and directly owns 4,820 shares of Common Stock purchased on the open market on January 13, 2017, representing an aggregate beneficial ownership of approximately 27.3% of the Issuer’s Common Stock as of December 31, 2017. Information included in this Schedule 13D for dates prior to, and after, December 2014 give effect to a 1:100 reverse split.

Item 1. Security and Issuer.

This filing on Schedule 13D relates to the shares of Common Stock of the Issuer, whose principal executive offices are located at 201 Santa Monica Boulevard, 5th Floor, Santa Monica, CA 90401. The Reporting Person is filing this Schedule 13D to report information regarding the number and interests of securities of the Issuer beneficially owned by him.

Item 2. Identity and Background.

(a) This report is filed by the Reporting Person, an individual.

(b) The Reporting Person has a business address of c/o Sheppard Mullin Richter & Hampton LLP, Attn: Robert L. Wernli, Jr., Esq., 12275 El Camino Real, Suite 200, San Diego, CA 92130.

(c) The Reporting Person’s principal occupation, as of the date hereof, is serving as a consultant and outside advisor to various companies. See Item 2(b) for the Reporting Person’s business address.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person’s beneficial ownership of shares of the Common Stock described in this Schedule 13D was largely acquired through a series of transactions involving personal funds as well as grants of stock options by the Issuer in connection with the employment of the Reporting Person as Chief Financial Officer of the Issuer. On January 13, 2017, the Reporting Person used personal funds to purchase 4,820 shares of Common Stock on the open market.

Item 4. Purpose of Transaction.

The Reporting Person does not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him either in the open market or in privately negotiated transactions. The Reporting Person may also obtain additional shares of Common Stock upon the exercise of the stock options described in Item 5 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of February 28, 2018, the Reporting Person beneficially owned 952,820 shares of Common Stock, or 27.3% of the total outstanding shares of Common Stock as of December 31, 2017.

(b) With respect to the Reporting Person’s beneficial ownership of Common Stock, he has sole voting and dispositive power over all 952,820 shares of Common Stock, of which (i) 4,820 shares are held by the Reporting Person directly and (ii) 948,000 shares of Common Stock may be acquired upon the exercise of stock options within 60 days of the filing date of this Schedule 13D.

(c) The Reporting person did not effect any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 28, 2018

By: /s/ Kevin Pollack
Name: Kevin Pollack

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)